LINUX GOLD CORP.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone: 604-278-5996   Fax: 604-278-3409

March 14, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Jamie Kessel

Re:	Linux Gold Corp. (“Linux” or the “Company”)
Form 20-F for the fiscal year ended February 28, 2011
Filed September 8, 2011
File No. 000-30084

Dear Sirs:

This letter responds to your letter dated February 7, 2012, commenting on Linux’s financial statements and related disclosures contained in its Form 20 for the fiscal year ended February 28, 2011 filed on September 8, 2011 (“Form 20”).

Company Website

1.	Please be advised that the Company website has been updated so that the cautionary language suggested has been added to the home page.

Mineral Properties page 13

2.	Please be advised that future filings will disclose the information required under paragraph (b) of Industry Guide 7 for the Livengood property.

3.	The information regarding Granite Mountain has been removed from the Company website.

Report on Independent Registered Public Accounting Firm, page F-2

4.	Please be advised that the previous auditor manager and the accountant from Elliot Tulk Pryce Anderson is no longer with the firm and the file has been archived. The Company is requesting that the consent of the previous auditors be waived.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (604) 278-5996 if you have any questions.

Very truly yours,

Linux Gold Corp.

/s/ John Robertson

John Robertson

President